UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RF MONOLITHICS, INC.

(Name of Issuer)

COMMON STOCK,  $.001  PAR VALUE

(Title of Class of Securities)

74955F106

(CUSIP Number)

September 23, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74955F106

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ORIN HIRSCHMAN
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER

363,443
	6.	SHARED VOTING POWER

0
	7.	SOLE DISPOSITIVE POWER

363,443
	8.	SHARED DISPOSITIVE POWER

0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

363,443
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

☐
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

4.7%
12. TYPE OF REPORTING PERSON*

IN

SCHEDULE 13G

Item 1(a)	Name of Issuer:

RF Monolithics, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4441 Sigma Road, Dallas, Texas 75244

Item 2(a)	Names of Persons Filing:

Orin Hirschman.

Item 2(b)	Addresses of Principal Business Offices:

The business address of Orin Hirschman is 6006 Berkeley Ave., Baltimore, MD 21209.

Item 2(c)	Citizenship:

Orin Hirschman is a citizen of the United States.

Item 2(d)	Title of Class of Securities:

Common Stock, and warrants exercisable to purchase Common Stock (the “Shares”).

Item 2(e)	CUSIP Number:

74955F106

Item 3.	Type of Reporting Person:

N/A

Item 4.	Ownership

a. Amount Beneficially Owned:

363,443 shares

b. Percent of class

4.7%

c. Number of shares as to which such person has:

i. Sole power to vote or to direct the vote

363,443

ii. Shared power to vote or to direct the vote

0

iii. Sole power to dispose or to direct the disposition of

363,443

iv. Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

☒

Item 6.	Ownership of More than Five Percent on behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reporting on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

This Statement is filed by Orin Hirschman by virtue of his direct beneficial ownership of Shares.

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below the undersigned certify that to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 27, 2004

/s/ Orin Hirschman
Orin Hirschman